UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2006

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

13 June, 2006

Press release

BHP Billiton And MMC Norilsk Nickel Announce An Alliance On Minerals Exploration And Development In Russia

BHP Billiton, the world's largest diversified natural resources company, and MMC Norilsk Nickel, Russia's largest mining and metals company, today announced the launch of an alliance to explore and develop mineral resources in the Russian Federation.

Yesterday the companies' CEOs signed an agreement establishing the formal terms governing their cooperation. The agreement provides for joint identification of attractive mineral exploration and development prospects in Russia, to be followed by the establishment of joint local companies to pursue and develop specific projects. These exploration and development companies will be owned 50 per cent plus one share by MMC Norilsk Nickel and 50 per cent minus one share by BHP Billiton.

The companies will jointly pursue a range of commodities in certain targeted areas, initially concentrating on the North West of Russia as well as Western Siberia.

By working together, BHP Billiton and MMC Norilsk Nickel will look to maximise the benefits of their respective strengths. As Russia's leading mining company, MMC Norilsk Nickel has the in-country knowledge and experience that is essential for success in Russia. BHP Billiton will complement this by applying global exploration and project development expertise and world-class technology.

BHP Billiton chief executive, Chip Goodyear, said: "This alliance with Norilsk Nickel is a win-win and provides significant growth opportunities for both companies. This is an important step for BHP Billiton and represents a diversification of our geographical base. We look forward to working with our new partner in Russia."

MMC Norilsk Nickel chief executive, Mikhail Prokhorov, said: "We believe in the strong prospects for growth in new resource discovery in the Russian Federation and have taken another step in pursuing this growth. We are excited by the opportunity to work in close partnership with BHP Billiton to accelerate the development of Russia's mineral resource potential."

Background notes to editors

BHP Billiton

BHP Billiton is the world's largest diversified natural resources company, with some 37,000 employees across 100 operations in approximately 25 countries. Its operations encompass a broad range of commodities including aluminium, energy coal, metallurgical coal, copper, manganese, iron ore, uranium, nickel, diamonds, silver and titanium minerals, oil, gas, and liquefied natural gas.

In 2005, BHP Billiton generated turnover of US$31.8 billion, and attributable profit of US$6.5 billion. The current market capitalization of BHP Billiton is around US$130 billion.

BHP Billiton is dual listed on both the Australian and London stock exchanges, with headquarters in Melbourne, Australia.

MMC Norilsk Nickel

MMC Norilsk Nickel is Russia's largest mining company, the world's largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt.

In 2005, MMC Norilsk Nickel had sales of US$7.2 billion, earning net profit of US$2.4 billion. The company's market capitalization is around US$25 billion.

MMC Norilsk Nickel is listed on several Russian exchanges (MICEX, RTS, GMKN), ADRs are traded over the counter in New York (NILSY US), London (MNOD LI) and Berlin (NNIA GR).

For further information, please contact:

BHP Billiton

LONDON	AUSTRALIA

Investor and Media Relations
Mark Lidiard
Office: +44 20 7802 4156
Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Media Relations
Illtud Harri
Office: +44 20 7802 4195
Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

Investor Relations
Jane Belcher
Office: +61 3 9609 3952
Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

Media Relations
Samantha Evans
Office: +61 3 9609 2898
Mobile: +61 3 400 693 915
email: Samantha.Evans@bhpbilliton.com

MOSCOW	MOSCOW
President, BHP Billiton Eurasia Glenn Waller Office: +7 495 981 8450 email: Glenn.Waller@bhpbilliton.com Website: www.bhpbilliton.com	Public Affairs Vera Pavlovets Mobile: + 7 495 743 3740 email: Vera.Pavlovets@bhpbilliton.com

MMC Norilsk Nickel
MOSCOW
Deputy General Director, Member of Management Board Ralph Tavakolian (Tav) Morgan Office: +7 495 797 82 63 Fax: +7 495 785 21 32 Website: www.nornik.ru	Public Relations Victor Borodin Office: +7 495 797 82 94 email: uosmail@nornik.ru

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 13 June 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary